Exhibit 99.1

News Release

April 6, 2020

Turquoise Hill Resources Responds to Pentwater Capital

MONTREAL, April 6, 2020 – Turquoise Hill Resources Ltd (TSX:TRQ) (NYSE:TRQ) (“Turquoise Hill” or “the Company”) today responded to Pentwater Capital Management’s recently filed proxy circular.

Turquoise Hill’s Board values engagement with its shareholders and believes an open dialogue with its shareholders is essential to its long-term success. Upon receiving the proposals from Pentwater, management and independent Board members held direct discussions with Pentwater about their proposals to better understand and address their concerns. The Board, led by the independent directors and supported by external advisors, thoroughly reviewed both proposals and recommended that shareholders vote against the first proposal and withhold their vote on the second proposal for the reasons outlined in the Company’s Management Proxy Circular, filed with securities regulators on March 20, 2020.

Strong Management and Oversight at Oyu Tolgoi

Turquoise Hill has made a number of changes to management over the last few years and believes it has the right team in place to lead the company in relation to the financing, construction and operation of the Oyu Tolgoi underground expansion and operation of the open pit. The current management team – led by CEO Ulf Quellmann, appointed in July 2018, CFO Luke Colton, appointed in October 2017, and COO Jo-Anne Dudley, appointed in June 2019 – is deeply involved in all matters related to Oyu Tolgoi, leveraging expertise in key technical areas such as mine planning, project management and operations, as well as financing and government relations.

Ms. Dudley has 25 years of experience in the mining industry and, prior to joining Turquoise Hill, led the 30-person Strategic Mine and Resources Planning unit at Oyu Tolgoi. She brings deep experience in exploration, strategic planning, and resource planning to Turquoise Hill. She is also a member of the key technical forums for the Oyu Tolgoi mine development, including the Technical Assurance Committee, which vets all mine plan changes. Turquoise Hill has also expanded the technical and operations team with both internal and external expertise working to provide assurance to the organization, including expert geology and mining analysis and extensive project management and controls expertise.

Turquoise Hill has access to and participates in, reviews or oversees key matters related to Oyu Tolgoi, including interactions with the Government of Mongolia related to the Parliamentary Working Group. To that effect, the Company has formed a Joint Steering Committee and Joint Working Group with Rio Tinto as a mechanism to facilitate negotiations related to strategic matters amongst stakeholders. In addition, Turquoise Hill has retained independent third party experts to review cost and schedule reporting as well as provide recommendations on improved efficiencies and procedures in obtaining and organizing complex information from project managers on-site at Oyu Tolgoi. Turquoise Hill’s management team and Board have the requisite experience and judgment to oversee the successful development of this world-class asset.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		1

Delivering on Oyu Tolgoi’s Potential

Turquoise Hill acknowledges the construction and development challenges at Oyu Tolgoi and is focused on both preserving world class safety standards and optimizing value creation potential, while reviewing detailed analyses and testing of various mine design options. The Company has made considerable progress and is working to finalize an updated mine design in Q2 that reflects various considerations, including the consequential impacts on cost, schedule and other key variables. Turquoise Hill has engaged independent third party mining consultants to provide the Company with insight and technical support in evaluating the planning and estimate process currently underway. Turquoise Hill is also actively involved in identifying a long-term solution to secure domestic power at the mine site.

Procuring Financing for Underground Expansion

Turquoise Hill is actively seeking to identify short-term and long-term funding options that meet the Company’s significant capital requirements to complete the Oyu Tolgoi Underground development. Turquoise Hill is in negotiations for near-term financing that will ensure sufficient liquidity to consider and progress its long-term funding options beyond the delivery of the definitive estimate, which is expected to occur in H2 2020.These negotiations are being supervised and directed by a committee of the Board consisting solely of independent directors and supported by external financial and legal advisors, with the objective of achieving an interim funding solution that would provide the time and flexibility required to identify the most attractive permanent financing options available.

Enhancing Corporate Governance and Shareholder Engagement

The Turquoise Hill Board is committed to strong corporate governance. The majority of Turquoise Hill’s seven-member Board is independent of Rio Tinto, including its Chairman, and the Board has established an independent special committee to ensure the interests of minority shareholders are fully represented across a range of critical topics. The Board also has a strong record of refreshment – two of its independent directors have been added to the Board in the last three years, including George Burns, who was appointed as an independent director in 2020 and brings considerable mining knowledge, including experience in Mongolia and underground mining. The Board also made a number of enhancements to corporate governance in recent years including the implementation of a long-term TRQ stock-based incentive plan to align executives’ interests with those of all shareholders. The Company’s independent directors have also adopted a shareholder engagement policy, in order to formalize and increase its direct engagement with Turquoise Hill’s minority shareholders.

Upcoming Annual Meeting

The Company maintains a strong board with a majority of independent directors who are committed to protecting the interests of its minority shareholders. Your support at Turquoise Hill’s upcoming annual meeting is important and will allow the Company to continue soliciting feedback from all shareholders, while maintaining a balance of additive skills, fresh perspectives, and continuity that fosters effective Board oversight.

To ensure your vote is counted, please vote using the management proxy card prior to 5:00 p.m. Eastern time on Friday, May 8, 2020. You should discard any GOLD proxy cards that you receive. Shareholders are urged to read the full text of Turquoise Hill’s proxy circular, which is available under Turquoise Hill’s issuer profile at www.sedar.com or www.sec.gov.

If you have any questions, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll free in North America), or at 416-867-2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		2

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, and the preparation of a new mine plan, the development options under consideration for the design of Panel 0 and the related cost and schedule implications, short-term and long-term financing options under consideration and related negotiations, timing and status of the Tavan Tolgoi-based power project, the expectations set out in the Tavan Tolgoi Power Plant Feasibility Study, the potential impact of COVID-19 on the Company’s business, operations and financial condition, capital and operating cost estimates, timing of completion of the definitive estimate review, mill and concentrator throughput, the initiation of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0, the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		3

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 18, 2020 in respect of the year ended December 31, 2019 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 (“MD&A”). Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		4